EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Net income (loss) attributable to the Company	269,865	208,050	164,384	153,902	(3,595)
Provision for income taxes	92,092	69,244	56,387	49,038	5,677
Equity (earnings) losses from real estate ventures	(26,212)	(21,885)	(6,385)	11,379	58,867
Operating distributions from real estate ventures	13,672	10,641	593	188	157
Fixed charges	80,608	81,569	75,237	78,549	88,598
Total Earnings	430,025	347,619	290,216	293,056	149,704

Fixed Charges:
Interest expense	32,441	33,349	33,756	41,723	52,005
Amortization of debt issuance costs	4,437	4,375	—	—	—
Applicable portion of rent expense (1)	43,730	43,845	41,481	36,826	36,593
Total Fixed Charges	80,608	81,569	75,237	78,549	88,598
Ratio of Earnings to Fixed Charges	5.33	4.26	3.86	3.73	1.69

(1) Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.